Exhibit 99.1 - Stantec Inc.’s Management's Discussion and Analysis

Management’s Discussion and Analysis
November 4, 2020
This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the quarter and the three quarters ended September 30, 2020, dated November 4, 2020, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter and the three quarters ended September 30, 2020, and the Management’s Discussion and Analysis (MD&A) and audited consolidated financial statements and related notes included in our 2019 Annual Report filed on February 26, 2020.

Our unaudited interim consolidated financial statements and related notes for the quarter and the three quarters ended September 30, 2020, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We continue to use the same accounting policies and methods as those used in 2019, except for the adoption of COVID-19-Related Rent Concessions – Amendment to IFRS 16 Leases (Amendments to IFRS 16). Other amendments disclosed in our December 31, 2019, audited consolidated financial statements (incorporated here by reference) did not have an impact on the Company’s consolidated financial statements or accounting policies for the quarter ended September 30, 2020. All amounts shown in this report are in Canadian dollars unless otherwise indicated.

Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at sedar.com and on EDGAR at sec.gov. Such additional information is not incorporated here by reference, unless otherwise specified, and should not be deemed to be part of this MD&A. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.
Business Model and Strategy
Stantec is a global design and engineering firm with 22,000 employees that operate out of 350 locations around the world. We design with community in mind and have strong expertise across the buildings, energy and resources, environmental services, infrastructure, and water sectors. Key components of our business model are geographic diversification; service diversification; focus on the higher-margin, lower-risk design phase of buildings, energy, and infrastructure projects; and providing professional services in all phases of the project life cycle.

Our vision is to be a top 10 global design firm that maximizes long-term, sustainable value. We aim to grow and diversify sustainably for the benefit of our clients, employees and shareholders. We will do this through a client-centric framework with four value creators: Excellence, Innovation, People, and Growth. Please see pages M-2 and M-3 of Stantec’s 2019 Annual Report for further details on our business model and strategy.
Business Update – COVID-19 Pandemic
Protecting our Employees, Clients, and Communities

As details of the novel coronavirus outbreak began to emerge in January 2020, we implemented our Pandemic Response Plan, with protocols to meet the guidelines and recommendations issued by governments and health officials. These protocols have been critical to safeguarding our employees and their families, our clients, and our communities, which remains our highest priority.

Business Continuity
We moved quickly to support the mobilization of our global workforce to work from home. This included establishing flexible work solutions to aid our employees who have been directly or indirectly impacted by COVID-19 and equipping our employees with the necessary tools to work from home and provide for business continuity. Historical investments in our information technology systems have resulted in a near-seamless transition to remote working while supporting continued collaboration and teamwork. At peak periods, as many as 19,000 of our 22,000 employees around the world are simultaneously accessing our systems through our remote access networks.

Operations
Productivity, as measured by employee utilization, dipped slightly as employees first transitioned to working from home in early March, then returned to more typical levels throughout the summer months. We continue to monitor utilization, recognizing that, like the rest of the world, our employees are experiencing some fatigue as the pandemic persists. Where we are observing project slowdowns or cancellations, we are tailoring our workforce to align with client needs.

As we continue to engage with clients to offer our support and expertise during this disruptive time, we are proud to be doing our part. As recognized experts in the design of healthcare facilities, our Buildings business has been called upon by multiple clients to provide design and engineering services for the temporary conversion of spaces at facilities, including Chicago’s McCormick Place Convention Center and Calgary’s Peter Lougheed Centre, into alternate care facilities, isolation wards, and infection control units for COVID-19 patients. Across North America, Stantec management specialists in our Water business are using our proprietary software to advise utilities in optimizing 2021 capital spending scenarios and rate plans in response to COVID-19 impacts to water demands, sales tax, income tax, fees, and shared revenues.

Office Remobilization
Early in the second quarter, our Pandemic Committee began to develop guidelines for office remobilization. Recognizing that specific requirements are driven by local government and health authorities, responsibility for office reopening decisions was assigned to regional leaders who will ensure compliance with local safety protocols.

After months of comprehensive planning, phased office remobilization has begun. As of November 4, our offices in China, Taiwan, the United Kingdom, the Middle East (except Bahrain), Italy, Turkey, Peru, Australia (except Melbourne), and New Zealand have reopened. In addition, approximately 180 offices in Canada and the United States have either reopened or are in the early phases of reopening. Office reopening is expected to continue in the coming months. Each opening is the result of thoughtful planning, assessment, and coordination between regional leaders and health and safety partners. The health and well-being of employees remains our top priority. As such, employees who can successfully work from home or who have conditions that prevent them from going into the office will likely remain at home at this time, while others who have identified remote work challenges are the first to re-enter.

Although office re-entry is a more complex exercise than the initial movement of employees to work from home, minimal disruptions to operational efficiency and effectiveness are expected through this process.

Expectations
As a result of the uncertainty caused by the pandemic, on May 6, 2020 we withdrew our 2020 guidance in its entirety, first provided in our 2019 Annual Report. On M-6, we have provided our outlook for the balance of 2020 and 2021. We have also provided an update for impact on our risk factors on M-25. These updates have been made based on the best information we have at this time.

Management’s Discussion and Analysis September 30, 2020	M-1	Stantec Inc.

Q3 2020 Financial Highlights

	For the quarter ended September 30,				For the three quarters ended September 30,
	2020		2019		2020		2019
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,177.9	128.5%	1,241.5	130.3%	3,604.0	127.7%	3,617.1	128.7%
Net revenue	916.5	100.0%	952.6	100.0%	2,822.8	100.0%	2,810.3	100.0%
Direct payroll costs	437.4	47.7%	436.5	45.8%	1,347.3	47.7%	1,288.2	45.8%
Gross margin	479.1	52.3%	516.1	54.2%	1,475.5	52.3%	1,522.1	54.2%
Administrative and marketing expenses	324.1	35.4%	355.6	37.3%	1,035.4	36.7%	1,085.1	38.6%
Impairment of lease assets	0.2	—%	—	0.0%	11.9	0.4%	—	0.0%
Other	(1.8)	(0.2%)	2.6	0.3%	8.1	0.3%	1.0	—%
EBITDA from continuing operations (note)	156.6	17.1%	157.9	16.6%	420.1	14.9%	436.0	15.5%
Depreciation of property and equipment	14.3	1.6%	15.1	1.6%	43.7	1.5%	43.5	1.5%
Depreciation of lease assets	29.6	3.2%	29.3	3.1%	89.8	3.2%	85.2	3.0%
Amortization of intangible assets	13.6	1.5%	17.0	1.8%	41.4	1.5%	50.0	1.8%
Net interest expense	11.5	1.3%	17.2	1.8%	39.0	1.4%	52.1	1.9%
Income taxes	25.5	2.8%	21.5	2.3%	62.0	2.2%	53.2	1.9%
Net income from continuing operations	62.1	6.8%	57.8	6.1%	144.2	5.1%	152.0	5.4%
Net income from discontinued operations	—	0.0%	—	0.0%	10.2	0.4%	—	0.0%
Net income	62.1	6.8%	57.8	6.1%	154.4	5.5%	152.0	5.4%
Basic earnings per share (EPS) from continuing operations	0.55	n/m	0.52	n/m	1.29	n/m	1.36	n/m
Diluted EPS from continuing operations	0.55	n/m	0.52	n/m	1.29	n/m	1.36	n/m
Adjusted EBITDA from continuing operations (note)	158.2	17.3%	159.0	16.7%	440.4	15.6%	431.5	15.4%
Adjusted net income from continuing operations (note)	69.9	7.6%	66.3	7.0%	181.9	6.4%	172.7	6.1%
Adjusted diluted EPS from continuing operations (note)	0.62	n/m	0.59	n/m	1.62	n/m	1.55	n/m
Dividends declared per common share	0.155	n/m	0.145	n/m	0.465	n/m	0.435	n/m
note: EBITDA, adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions section of the 2019 Annual Report and this MD&A).
n/m = not meaningful
Q3 2020 compared to Q3 2019
Our Q3 2020 results are consistent with the revised outlook provided with our Q2 2020 MD&A. Despite the expected net revenue retraction and margin challenges related to the COVID-19 pandemic, our adjusted diluted earnings per share remained resilient at $0.62.
•Net revenue decreased 3.8%, or $36.1 million, mainly due to organic retraction of 4.7% partially offset by positive foreign exchange fluctuations of 0.9%. Consistent with expectations, we achieved organic growth in our Water business, while anticipated project slowdowns and deferrals from the COVID-19 pandemic contributed to organic retractions in our other businesses and geographies.
•Gross margin decreased 7.2%, or $37.0 million, and decreased as a percentage of net revenue from 54.2% to 52.3%, primarily due to the impact of pandemic-related disruptions in our operations and in that of our clients’ operations as well as project mix.
•Administrative and marketing costs were 35.4% of net revenue compared with 37.3% in the prior period primarily as a result of improved operational efficiencies driven by our 2019 reshaping initiative, the implementation of staffing strategies in response to the pandemic, and reduced discretionary spending. Partly offsetting the reductions is $3.9 million in COVID-related expenses incurred primarily for severance.
•Adjusted EBITDA from continuing operations was $158.2 million, representing 17.3% of net revenue compared to $159.0 million or 16.7% of net revenue in the prior period.

Management’s Discussion and Analysis September 30, 2020	M-2	Stantec Inc.

•Net income increased 7.4%, or $4.3 million, to $62.1 million, and diluted EPS increased by 5.8%, or $0.03, to $0.55 as a slight reduction in EBITDA was more than offset by reduced net interest expense and amortization of intangible assets.
•Adjusted net income increased 5.4%, or $3.6 million, to $69.9 million, representing 7.6% of net revenue, and adjusted diluted EPS increased 5.1%, or $0.03, to $0.62.
•Contract backlog was $4.8 billion at September 30, 2020, a 12.7% increase from December 31, 2019. This represents approximately 12 months of work.
•Operating cash flows from continuing operations increased by 17.8% with inflows of $163.8 million compared to $139.0 million in the prior period, mainly due to increased cash receipts from clients and lower payments made to employees, partly offset by the repayment of $23.8 million in corporate income tax previously deferred in Q2 2020 under various pandemic relief programs.
•Net debt to adjusted EBITDA (on a trailing twelve-month basis) at September 30, 2020 is 0.8x, below our guideline of 1.0x to 2.0x.
•Days sales outstanding (DSO) was 82 days, consistent with June 30, 2020, and remains below our pre-pandemic target of 90 days.
•We completed the acquisition of certain assets and liabilities of Teshmont Consultants LP, a 63-person Canadian-based electrical engineering company, on October 1, 2020.
• We closed a private placement offering of $300 million senior unsecured notes on October 8, 2020 and used the proceeds to repay a portion of existing indebtedness on our revolving credit facility.
•On November 4, 2020, our Board of Directors declared a dividend of $0.155 per share, payable on January 15, 2021, to shareholders of record on December 31, 2020.
Year-to-date Q3 2020 compared to year-to-date Q3 2019
•Net revenue increased 0.4%, or $12.5 million, mainly due to positive foreign exchange fluctuations of 1.0% and acquisition growth of 0.4%, partially offset by organic retraction of 1.0%. We achieved organic growth in our Energy & Resources and Water businesses as well as our US operations. Our other businesses and regions experienced nominal retractions during the period, with the exception of Buildings which retracted 6.2% due to pandemic-related disruptions to the commercial, airports, and hospitality sectors.
•Gross margin decreased 3.1%, or $46.6 million, and decreased as a percentage of net revenue from 54.2% to 52.3%, primarily due to the impact of pandemic-related disruptions in our operations and in that of our clients’ operations as well as project mix.
•Administrative and marketing costs were 36.7% of net revenue compared with 38.6% in the prior period primarily as a result of improved operational efficiencies, the implementation of staffing strategies in response to the pandemic, and reduced discretionary spending. Partly offsetting the reductions is $3.9 million in COVID-related expenses incurred primarily for severance.
•Adjusted EBITDA from continuing operations increased 2.1%, or $8.9 million to $440.4 million, representing 15.6% of net revenue compared to $431.5 million or 15.4% of net revenue in the prior period.
•Net income from continuing operations decreased 5.1%, or $7.8 million, to $144.2 million, and diluted EPS decreased by 5.1%, or $0.07, to $1.29 primarily due to the recording of non-cash lease asset impairments arising from our strategic initiative to optimize occupancy costs, higher tax expense, and unrealized fair value losses on investments held for self-insured liabilities.
•Adjusted net income increased 5.3%, or $9.2 million, to $181.9 million, representing 6.4% of net revenue, and adjusted diluted EPS increased 4.5%, or $0.07, to $1.62.
•Operating cash flows from continuing operations increased by 73.8% with inflows of $369.9 million compared to $212.8 million in the prior period; this improvement was mainly due to increased cash receipts from clients and reduced payments paid to suppliers, partly due to the deferral of $27.0 million in other non-

Management’s Discussion and Analysis September 30, 2020	M-3	Stantec Inc.

corporate tax payments as a result of various pandemic relief programs. These increases were partly offset by higher payments made to employees and higher income tax paid.

Reconciliation of Non-IFRS Financial Measures

	For the quarter ended September 30,		For the three quarters ended September 30,
(In millions of Canadian dollars, except per share amounts)	2020	2019	2020	2019

Net income from continuing operations	62.1	57.8	144.2	152.0
Add back:
Income taxes	25.5	21.5	62.0	53.2
Net interest expense	11.5	17.2	39.0	52.1
Depreciation and amortization	57.5	61.4	174.9	178.7
EBITDA from continuing operations	156.6	157.9	420.1	436.0

Add back (deduct) pre-tax:
Unrealized loss (gain) on investments held on equity securities	(2.5)	(1.4)	4.5	(7.0)
Impairment of lease assets	0.2	—	11.9	—
COVID-related expenses	3.9	—	3.9	—
Severance related to organizational reshaping	—	2.5	—	2.5
Adjusted EBITDA from continuing operations	158.2	159.0	440.4	431.5

	For the quarter ended September 30,		For the three quarters ended September 30,
(In millions of Canadian dollars, except per share amounts)	2020	2019	2020	2019

Net income from continuing operations	62.1	57.8	144.2	152.0
Add back (deduct) after tax:
Amortization of intangible assets related to acquisitions (note 1)	6.6	7.6	20.6	22.7
Unrealized loss (gain) on investments held on equity securities (note 2)	(1.8)	(0.9)	3.2	(4.9)
Impairment of lease assets (note 3)	0.2	—	8.5	—
COVID-related expenses (note 4)	2.8	—	2.8	—
Severance related to organizational reshaping (note 5)	—	1.8	—	1.8
Reorganization tax expense (note 6)	—	—	2.6	—
Transition tax expense (note 6)	—	—	—	1.1
Adjusted net income from continuing operations	69.9	66.3	181.9	172.7

Weighted average number of shares outstanding - basic	111,898,810	111,539,779	111,537,905	111,672,688
Weighted average number of shares outstanding - diluted	112,403,434	111,547,779	111,957,863	111,672,688

Adjusted earnings per share from continuing operations
Adjusted earnings per share - basic	0.62	0.59	1.63	1.55
Adjusted earnings per share - diluted	0.62	0.59	1.62	1.55
See the Definitions section of the 2019 Annual Report and this MD&A for our discussion of non-IFRS measures used. Construction Services operations are presented as discontinued operations. This table has been updated to include only continuing operation results.
note 1: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended September 30, 2020, this amount is net of tax of $2.6 (2019 - $3.0). For the three quarters ended September 30, 2020, this amount is net of tax of $8.3 (2019 - $8.8).
note 2: For the quarter ended September 30, 2020, this amount is net of tax of ($0.7) (2019 - ($0.4)). For the three quarters ended September 30, 2020, this amount is net of tax of $1.3 (2019 - ($2.0)).
note 3: For the quarter ended September 30, 2020, this amount is net of tax of less than $0.1 (2019 - nil). For the three quarters ended September 30, 2020, this amount is net of tax of $3.4 (2019 - nil).
note 4: For the quarter ended September 30, 2020, this amount is net of tax of $1.1 (2019 - nil). For the three quarters ended September 30, 2020, this amount is net of tax of $1.1 (2019 - nil).
note 5: For the quarter ended September 30, 2020, this amount is net of tax of nil (2019 - $0.7). For the three quarters ended September 30, 2020, this amount is net of tax of nil (2019 - $0.7).
note 6: Refer to Income Taxes section for further details.

Management’s Discussion and Analysis September 30, 2020	M-4	Stantec Inc.

Financial Targets
As a result of the unprecedented uncertainty caused by the pandemic, on May 6, 2020, we withdrew our 2020 guidance in its entirety, first provided on page M-10 in our 2019 Annual Report. Although the full extent of the impacts on our financial results is still not readily determinable, we have made our best efforts to review and update our outlook and risk factors that were previously provided in our 2019 Annual Report. These updates have been made based on the best information we have at this time. We will continue to monitor the impacts to our results and will provide updates should the outlook change materially from our current expectations.
Outlook
Our vision to be a top-10 global design firm that maximizes long-term, sustainable value has not changed. And our value creators of Excellence, Innovation, People, and Growth remain central to our strategy of growing and diversifying sustainably for the benefit of our clients, employees and shareholders. We remain committed to our strategic plan, launched in December 2019. However, disruption caused by the COVID-19 pandemic will likely delay the achievement of our targets within the original timeframe. At this time, we are unable to set a revised timeline with a high degree of confidence.

As we have done since the pandemic began, we have projected our expectations for nearer term financial performance. Our business is well diversified across geographies and sectors, with a project mix that is more heavily weighted toward public sector end clients. This, combined with the strength of our balance sheet and the commitment of our talented workforce, allows us to be well positioned to withstand the continuing challenges caused by the pandemic.

Targets for the remainder of 2020 and for 2021 are based on the assumption of a continued gradual global recovery but may not be valid should our key geographies experience a severe worsening of the pandemic.

2020 Outlook

Net Revenue
Organic net revenue in Q3 2020 retracted nominally compared to Q2 2020 and as compared to Q3 2019. This was consistent with the Q3 outlook provided in our Q2 2020 MD&A, although US net revenue retracted slightly more than expected. While client requests for pricing concessions in certain sectors and specific geographies, and competitive pressures brought on by the pandemic have subsided somewhat, we expect continued pressure on revenues for the remainder of the year. Accordingly, we expect nominal net revenue retraction to continue in the fourth quarter as compared to the same period last year, with full-year 2020 net revenue expected to be comparable to, although slightly below, 2019.

In the US, Q3 2020 net revenue retracted slightly more than anticipated compared to Q2 2020, due in part to pandemic-related impacts, lower than projected revenues from our large rail-transit projects, and the weakening of the US dollar compared to Q2 2020, partially offset by organic growth in Water. We continue to expect a further decline in Q4 2020 as the effect of project slowdowns are combined with the typical downturn in activity related to the onset of colder weather and seasonal holidays. Combined with strong results for the first half of the year, we expect 2020 US net revenues to be comparable to, although slightly below, 2019 in native currency, with the benefit of foreign exchange providing some uplift.

In Canada, Q3 2020 net revenues were slightly ahead of Q2 2020 net revenues, consistent with our outlook to be stable relative to Q2 2020. We continue to expect Q4 2020 net revenues to retract relative to Q3 2020, as a result of the typical seasonal downturn in activity and seasonal holidays. Given the comparatively weaker pre-pandemic economic outlook for Canada, we expect 2020 revenue retraction to be more pronounced in this geography than in our other geographies in comparison to 2019.

Management’s Discussion and Analysis September 30, 2020	M-5	Stantec Inc.

Net revenues in our Global business achieved 5.8% growth over Q2 2020, primarily related to organic growth, which was generally in line with our expectations. We expect that Q4 2020 net revenues will be down slightly relative to Q3, as our UK buildings practice appears to be more impacted by pandemic related headwinds than anticipated. We continue to expect strong performance from our Water business in the UK and Australia and our Transportation sector in New Zealand, which should largely offset the impact of project slowdowns caused by disruptions in the private sector for our other businesses, resulting in 2020 revenues being comparable to, although slightly below, 2019.
Project Execution and Cost Management
Pandemic related disruptions in our operations and in that of our clients, along with the impact of our overall project mix, has resulted in some continued gross margin compression. This is expected to continue through the balance of the year. We remain committed to strong project execution and will continue to strive toward generating solid gross margins.

To bolster our ability to withstand the impacts of the pandemic, our board and senior leaders have:
•Taken voluntary reductions in compensation;
•Implemented a number of staffing strategies (such as participating in government-granted wage subsidy programs, primarily in the UK, implementing furlough programs to manage costs while retaining talent, and incurring COVID-related severances where appropriate); and
•Significantly reduced discretionary spending.

The agility with which we responded has maintained adjusted EBITDA and adjusted net income margins at healthy levels, while also preserving the quality and integrity of the workforce to ensure we are positioned to quickly rebound as the economic recovery begins.

With our updated 2020 net revenue and cost management expectations, we anticipate that our 2020 adjusted net income and adjusted diluted EPS will be comparable to 2019.

Liquidity
Our balance sheet remains strong. At September 30, 2020, net debt to adjusted EBITDA was 0.8x, which is below our targeted leverage range of 1.0x to 2.0x, and we remain in full compliance with all financial covenants. Our internal modelling indicates that we will likely remain at or below the low end of our 1.0x to 2.0x leverage range for the balance of 2020. We have ample liquidity with more than $480 million in undrawn capacity on our revolving credit facility at September 30, 2020, and have access to an additional $600 million in funds if required. Further, we have no near-term debt maturities that require refinancing.

We also closed a private placement offering (Offering) of $300 million senior unsecured notes on October 8, 2020. We used the proceeds of the Offering to repay a portion of existing indebtedness, thereby increasing our borrowing capacity on our revolving credit facility.

We remain focused on invoicing and collection activities. Thus far, we have not seen any meaningful increase in DSO due to the pandemic, and we remain well below our pre-pandemic target of 90 days. Given our strong mix of public sector clients and the high quality of our private sector clients, we do not believe credit risk has increased meaningfully as a result of the pandemic.

Capital Allocation
On October 1, 2020, we completed the acquisition of Teshmont Consultants LP, an electrical engineering consulting company specializing in high voltage power transmission and distribution engineering, based in Winnipeg, Manitoba. This addition further strengthens the Energy & Resources business line in North America. We believe this acquisition aligns with our strategy of deploying capital to generate the best risk-adjusted return for shareholders.

Management’s Discussion and Analysis September 30, 2020	M-6	Stantec Inc.

While travel restrictions will continue to impact our acquisition activity to some degree, we have developed strategies that will facilitate the advancement of our acquisition strategy and are committed to growing shareholder value through accretive acquisitions.

Our commitment to returning capital to shareholders through the payment of a dividend remains unaltered. And, while we were active in repurchasing shares in the first quarter of 2020, we have slowed this activity and remain watchful to make opportunistic repurchases should we see a severe dislocation in the value of our shares. As well, we continue to put non-essential capital expenditures on hold as we advance our strategic review of our real estate portfolio.
Summary of targets for 2020
We remain confident in the resilience of our business model and the expertise and commitment of our employees to deliver on our strategy to deliver long-term, sustainable value to our stakeholders. Against the backdrop of continued uncertainty brought on by the pandemic, our outlook for 2020 includes:
•2020 net revenues that are comparable to, although slightly below 2019;
•Adjusted net income and adjusted diluted EPS comparable to 2019;
•55% of adjusted earnings in Q2 and Q3, and 45% in Q1 and Q4; and
•Net debt to adjusted EBITDA at or below the low end of our internal range of 1.0x to 2.0x.

Annual Targets for 2021

We expect our business to continue to demonstrate resilience and believe we are well positioned to generate solid earnings in 2021.

2021 Target Range
(In millions of Canadian dollars, unless otherwise stated)
Targets
Adjusted EBITDA as % of net revenue (note)	14.5% to 15.5%
Adjusted net income as % of net revenue (note)	At or above 6.0%
Return on invested capital (note)	At or above 9.0%

Other expectations
Gross margin as % of net revenue	52% to 53.5%
Administrative and marketing expenses as % of net revenue	37% to 39%
Net debt to adjusted EBITDA (note)	1.0x to 2.0x
Capital expenditures (including software)	$60 to $65
Depreciation on property and equipment	$60 to $65
Depreciation on leased assets	$112 to $117
Amortization of intangible assets related to acquisitions	$28 to $33
All other amortization of intangible assets	$6 to $9
Effective tax rate (without discrete transactions)	27% to 28%
Earnings pattern	40% in Q1 and Q4
60% in Q2 and Q3
Days sales outstanding	90 days
In setting our targets and guidance, we assumed an average value for the Canadian dollar of $0.76 USD and £0.58 GBP (see Assumptions included on page M-28).
note: EBITDA, adjusted EBITDA, and adjusted net income are non-IFRS measures and ROIC and DSO are metrics discussed in the Definitions section of the 2019 Annual Report and this MD&A.

Management’s Discussion and Analysis September 30, 2020	M-7	Stantec Inc.

We anticipate that organic net revenue growth in 2021 will be in the low to mid-single digits. Global is expected to generate mid-single digit growth, driven by anticipated strong performance in the regulated water market and with stimulus funds beginning to flow to catalyze the respective economies. Organic growth in Canada, which is also expected to be in the mid-single digits, will be driven by work in the midstream pipeline space as activity is anticipated to reach peak levels in 2021. Excluding this activity, organic growth in Canada is expected to be in the low single digits. We also anticipate muted net revenue growth in the US. We have not incorporated any potential upside from a US stimulus bill in our revenue expectations due to the uncertainty around the timing of such legislation being passed. Historically, there is a lag between the passing of such a bill and the recognition of revenue from beneficiary projects.

We expect gross margin in 2021 to be in the range of 52% to 53.5%, which is consistent with our 2020 performance. This reflects several factors attributable to the pandemic, mainly our expectation that the pandemic will continue to impact productivity both within our operations and that of our clients, and an anticipated meaningful increase in the cost of employee group benefits. 2021 gross margin is also expected to be impacted by an increased volume of lower margin work on a large midstream pipeline project and several lower-margin, multi-billion-dollar transportation projects which are nearing completion.

Our target range for administrative and marketing costs in 2021 is 37% to 39% of net revenue. This range reflects a more normalized level of discretionary spending relative to 2020, but not a return to pre-pandemic levels. We do, however, anticipate an increase in non-discretionary costs, including insurance, employee group benefits associated with indirect labor, and stock-based compensation which, reflects the recent appreciation in our share price. As well, we intend to increase our investments in information technology systems to support our growing US Federal Government practice, and to drive innovation initiatives.

With gross margin expected to hold steady relative to 2020 and a year-over-year increase in administrative and marketing costs, we anticipate adjusted EBITDA will be in range of 14.5% to 15.5%. We believe this target range, which reflects the realities of a more muted economic environment than we have enjoyed in recent years, is expected to continue to be amongst the best in our industry.

We expect adjusted net income to benefit from lower interest expense and depreciation and amortization, driving to a margin of 6.0% or greater of net revenue.

We continue to advance our strategic initiative to optimize occupancy costs beyond those locations identified to date, which could result in the recording of lease asset impairments – non-cash charges that reflect the change in our plans to utilize space that is currently under lease – with the long-term benefit of reduced occupancy costs and increased earnings and cash flows. As our analysis is ongoing, our 2021 targets do not yet include the potential benefit from further optimization.

As well, we have resumed our acquisition activity, after pausing for much of 2020. It should be noted that the above targets do not include any assumed acquisitions given the unpredictable nature of the size and timing of such acquisitions.

Management’s Discussion and Analysis September 30, 2020	M-8	Stantec Inc.

Financial Performance
The following sections outline specific factors that affected the results of our operations in the third quarter of 2020 and Q3 2020 year to date.

Gross and Net Revenue
While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

We generate approximately 75% of gross revenue in foreign currencies, primarily in US dollars and GBP. Fluctuations in these currencies had a net $9.1 million positive impact on our net revenue results in Q3 2020 compared to Q3 2019 and a $26.9 million positive impact year to date in 2020 compared to the same period in 2019, as further described below:
•The Canadian dollar averaged US$0.76 in Q3 2019 and US$0.75 Q3 2020—a 1.3% decrease. The Canadian dollar averaged US$0.75 year to date in 2019 and US$0.74 year to date in 2020—a 1.3% decrease. The weakening Canadian dollar compared to the US dollar had a positive effect on gross and net revenues.
•The Canadian dollar averaged GBP$0.61 in Q3 2019 and GBP$0.58 Q3 2020—a 4.9% decrease. The Canadian dollar averaged GBP$0.59 year to date in 2019 and GBP$0.58 year to date in 2020—a 1.7% decrease. The weakening Canadian dollar compared to the British Pound had a positive effect on gross and net revenues.

Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue.

Revenue earned by acquired companies in the first 12 months following an acquisition is reported as revenue from acquisitions and thereafter as organic revenue.

Management’s Discussion and Analysis September 30, 2020	M-9	Stantec Inc.

	Gross Revenue		Net Revenue
	Quarter Ended Sep 30,		Quarter Ended Sep 30,
(In millions of Canadian dollars, except percentages)	2020	2019	2020	2019	Organic Retraction %

Canada	316.2	325.6	270.2	285.3	(5.3%)
United States	652.4	704.2	479.2	502.0	(5.4%)
Global	209.3	211.7	167.1	165.3	(1.7%)
Total	1,177.9	1,241.5	916.5	952.6	(4.7%)

	Gross Revenue		Net Revenue
	Three Quarters Ended Sep 30,		Three Quarters Ended Sep 30,
(In millions of Canadian dollars, except percentages)	2020	2019	2020	2019	Organic Growth (Retraction) %

Canada	920.0	947.0	807.1	836.3	(3.5%)
United States	2,055.3	2,028.4	1,520.3	1,481.5	0.8%
Global	628.7	641.7	495.4	492.5	(1.9%)
Total	3,604.0	3,617.1	2,822.8	2,810.3	(1.0%)

	Gross Revenue		Net Revenue
	Quarter Ended Sep 30,		Quarter Ended Sep 30,
(In millions of Canadian dollars, except percentages)	2020	2019	2020	2019	Organic Growth (Retraction) %

Buildings	237.3	266.2	189.1	209.0	(10.7%)
Energy & Resources	146.8	146.7	127.1	131.7	(2.9%)
Environmental Services	199.9	208.6	145.9	149.6	(3.5%)
Infrastructure	331.6	376.5	252.8	278.2	(10.1%)
Water	262.3	243.5	201.6	184.1	7.9%
Total	1,177.9	1,241.5	916.5	952.6	(4.7%)

	Gross Revenue		Net Revenue
	Three Quarters Ended Sep 30,		Three Quarters Ended Sep 30,
(In millions of Canadian dollars, except percentages)	2020	2019	2020	2019	Organic Growth (Retraction) %

Buildings	769.1	796.6	610.0	630.0	(6.2%)
Energy & Resources	476.2	456.8	407.0	394.9	3.2%
Environmental Services	564.4	568.2	423.7	421.3	(0.6%)
Infrastructure	1,027.2	1,059.0	785.7	805.5	(3.6%)
Water	767.1	736.5	596.4	558.6	5.6%
Total	3,604.0	3,617.1	2,822.8	2,810.3	(1.0%)
Comparative figures have been reclassified due to a realignment of several business lines and to conform to the presentation adopted for the current year.

Management’s Discussion and Analysis September 30, 2020	M-10	Stantec Inc.

Net revenue for Q3 2020 and year-to-date retracted compared to the same periods last year. For the quarter, organic retraction of 4.7% was partially offset by positive foreign exchange fluctuations of 0.9%. Year-to-date organic retraction of 1.0% was offset by positive foreign exchange fluctuations of 1.0% and acquisition growth of 0.4%.

Year to date, the gross to net revenue ratio was 1.28, falling within our pre-pandemic targeted range of 1.25 to 1.30.
Canada
In Canada, net revenue retracted by 5.3% in the quarter and 3.5% year to date.

Slowed economic growth amplified by the COVID-19 pandemic resulted in quarterly and year-to-date net revenue retraction, particularly in our Buildings and Water businesses, as well as our Community Development sector. Additionally, project delays from pandemic-related shutdowns and reduced industry spending resulting from weaker market conditions contributed to lower activity in Mining. Partly offsetting these retractions were organic growth in our Oil & Gas and Transportation sectors, driven respectively by the TransMountain Expansion Pipeline project and several large light-rail transit projects in Edmonton, Montreal, and the greater Toronto area.
United States
The impact of pandemic-related slowdowns contributed to organic net revenue retraction of 5.4% in the quarter, partly offset by positive impacts from the strengthening of the US dollar compared to the Canadian dollar. Strong project opportunities in the first half of the year and positive foreign exchange fluctuations contributed to overall growth in our year-to-date results.

In addition to the pandemic-related impact, Q3 2020 US net revenue retraction also reflects lower than anticipated revenue recognized in relation to our large scale rail-transit projects. This is primarily due to the timing of client change order approval, which tends to be more protracted as Alternative Project Delivery projects, such as these, near completion. Localized challenges on certain Community Development projects also contributed to revenue retraction, and actions have been put in place to address these issues. Slowdowns also led to retraction in Buildings, particularly in the commercial, airports, and hospitality sectors where significant projects were put on hold as clients reduced activity due to the economic lockdowns. Partly offsetting these retractions were our Water business and our Mining and Oil & Gas sectors, which achieved continued growth as work progressed on numerous existing projects and programs.
Global
Global net revenue grew 1.1% in the quarter and 0.6% year-to-date, reflecting positive foreign exchange impacts, partly offset by organic net revenue retraction. Organic retractions resulting from pandemic-related slowdowns were partly offset by increased project opportunities in local markets.

Project impacts from COVID-19 were most pronounced in our UK and Australia Buildings and European Environmental Services businesses. As well, our mining business continued to be adversely impacted by the pandemic-related short-term mine closures in Peru. Offsetting these retractions were the continued strong performance in our UK and Australian Water businesses, New Zealand's work in the Transportation sector, and progressive recovery in core markets in our UK Infrastructure business.

Management’s Discussion and Analysis September 30, 2020	M-11	Stantec Inc.

Backlog

(In millions of Canadian dollars)	Sep 30, 2020	Dec 31, 2019

Canada	1,347.8	1,014.8
United States	2,652.0	2,612.6
Global	800.1	630.0
Total	4,799.9	4,257.4

Our contract backlog—$4.8 billion at September 30, 2020—represents approximately 12 months of work, a 1.8% increase compared to our $4.7 billion backlog as at June 30, 2020 and a 12.7% increase compared to $4.3 billion at December 31, 2019.

We define “backlog” as the total value of secured work that has not yet been completed where we have an executed contract or a letter of intent that management is reasonably assured will be finalized in a formal contract.
Major Project Awards
In Canada, major project awards include expanding our role providing environmental permitting services for a major mine expansion project in northeast British Columbia. Our Canadian Buildings practice was awarded several major projects, including two modified design build contracts for Defence Construction Canada to provide design services on the fighter jet squadron infrastructure upgrades in Alberta and Quebec; and providing architectural, engineering, indigenous relations and sustainability and building performance services for a new academic and student housing building at Douglas College in New Westminster, British Columbia.

In the United States, we were selected to provide infrastructure and logistics support on a 10-year Arctic Research Support and Logistics Services contract from the US Government’s National Science Foundation. We were also awarded a five-year contract by the US Army Corps of Engineers (Huntington District) to support planning, design, construction, and operation of flood damage reduction projects within the continental United States. In Washington state, our Water team was selected to provide alternative analysis as part of the City of Everett’s facilities plan for its Water Pollution Control Facility. Our US Infrastructure business secured several projects, including bridge inspection contracts across Nevada, Colorado, and North Dakota and leading design for the I-83 North York Widening Project in York, Pennsylvania.

Across our Global operations, major project wins included being the building services engineer for the Plenary Health consortium that was named the preferred bidder for the new Footscray Hospital project, the largest individual health infrastructure investment in Victoria, Australia. We were also appointed as part of a joint venture to the Irish Water Engineering Design Services Framework to provide strategic planning, design, contract management, and construction supervision in support of Irish Water’s business plan objectives up to 2027. We are also providing advisory services during the preparation and implementation of the Mongolia Water Compact with the Mongolian Government. The project will provide viable bulk water supply in Ulaanbaatar. Our Belgian team was selected by the European Commission to support development of a continental generation and transmission master plan to meet growing power needs in Africa.
Gross Margin
In general, gross margin fluctuations depend on the particular mix of projects in progress during any quarter and on project execution. The fluctuations reflect our business model, which is based on providing services across diverse geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle. For a definition of gross margin, refer to the Definitions section of our 2019 Annual Report (incorporated here by reference).

Management’s Discussion and Analysis September 30, 2020	M-12	Stantec Inc.

	Quarter Ended Sep 30,				Three Quarters Ended Sep 30,
	2020		2019		2020		2019
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue

Canada	136.2	50.4%	148.8	52.2%	402.4	49.9%	431.1	51.5%
United States	253.5	52.9%	273.9	54.6%	807.0	53.1%	813.5	54.9%
Global	89.4	53.5%	93.4	56.5%	266.1	53.7%	277.5	56.3%
Total	479.1	52.3%	516.1	54.2%	1,475.5	52.3%	1,522.1	54.2%

Gross margin decreased $37.0 million in the quarter and decreased $46.6 million year to date. As a percentage of net revenue, gross margin decreased 1.9% in the quarter and year to date, primarily reflecting impacts arising from the pandemic and project mix. The pandemic has created a degree of disruption in our operations and in that of our clients, causing some inefficiencies in project execution. Gross margin has also been unfavorably affected due to staffing strategies implemented to maintain employee engagement and ensure Stantec is positioned for the eventual economic recovery. In terms of project mix, a substantial portion of the organic growth achieved year to date has been in the Oil & Gas sector, specifically related to very large midstream projects where the volume of work has been higher than anticipated. Although these projects garner a lower gross margin as a percentage of net revenue, utilization rates in this sector are amongst the highest in all our businesses. This, combined with the minimal marketing spend required to support the work, drives positive EBITDA margins and contributes significantly to earnings and to cash flows. Our current project mix also includes several multi-billion-dollar transportation projects. Gross margins on these projects also tend to be lower than average. However, like the midstream projects, these large transportation projects deliver substantial revenues and cash flows over multiple years, providing a desirable degree of stability. Beyond the effects of project mix, we are seeing a general tightening of gross margins more broadly across the engineering and design business. While we experienced some pricing pressures at the onset of the COVID-19 pandemic this dynamic has largely dissipated.

In Canada, gross margin decreased $12.6 million or 1.8% as a percentage of net revenue in the quarter. Year-to-date gross margin decreased $28.7 million or 1.6% as a percentage of net revenue. A shift in our project mix, driven largely by the increased volume of lower-margin work related to the oil and gas and rail transit sectors, contributed to margin decreases in our Energy & Resources and Transportation businesses.

Gross margin in the United States decreased $20.4 million in the quarter and $6.5 million year to date. Gross margin as a percentage of net revenue decreased 1.7% in the quarter and 1.8% year to date. The decrease as a percentage of net revenue was impacted by a shift in our project mix, primarily driven by the major projects in our Transportation and Power & Dams business lines. US gross margin was also affected by localized challenges on certain projects in our Community Development sector, for which we have put actions in place to address.

Gross margin in our Global operations decreased $4.0 million in the quarter and $11.4 million year to date. Gross margin as a percentage of net revenue decreased 3.0% in the quarter and 2.6% year to date. Margins were impacted by project mix and some ongoing pricing pressures for our services in the UK, Europe, and Australia. Additionally, localized challenges on certain projects reduced gross margins in our Middle East Water and Buildings businesses.
Administrative and Marketing Expenses
Administrative and marketing expenses as a percentage of net revenue were 35.4% in Q3 2020 and 36.7% year to date 2020 compared to 37.3% in Q3 2019 and 38.6% year to date 2019, respectively. The improvements in administrative and marketing expenses were mainly due to our 2019 reshaping initiatives as well as cost containment efforts implemented in response to COVID-19. To manage our costs while still retaining our talent, we continued executing on various staff strategies, including furloughing employees working on projects with COVID-related slowdowns in certain jurisdictions. Additional cost savings were realized from our continued focus on reduced

Management’s Discussion and Analysis September 30, 2020	M-13	Stantec Inc.

discretionary spending and continued travel restrictions. In Q3 2020 we also received $1.2 million ($3.5 million received year to date 2020) in government-granted wage subsidies, primarily related to the UK under the Coronavirus Job Retention Scheme to support job retention efforts, which were recorded as reductions to administrative and marketing expenses. Partly offsetting the decreases in administrative and marketing expenses included COVID-related expenses of $3.9 million, consisting primarily of severance costs associated with the pandemic.
Amortization of Intangible Assets
The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years, and contract backlog and finite-lived trademarks are generally amortized over an estimated useful life of 1 to 3 years.

The following table summarizes the amortization of identifiable intangible assets for Q3 2020 and Q3 2019 and year to date for 2020 and 2019:

	Quarter Ended Sep 30,		Three Quarters Ended Sep 30,
(In millions of Canadian dollars)	2020	2019	2020	2019
Client relationships	7.9	7.8	23.9	23.3
Backlog	1.2	2.6	4.9	7.6
Other	—	0.2	—	0.6
Total amortization of acquired intangible assets	9.1	10.6	28.8	31.5
Software	4.5	6.4	12.6	18.5
Total amortization of intangible assets	13.6	17.0	41.4	50.0

Intangible asset amortization decreased $3.4 million in Q3 2020 and decreased $8.6 million year to date compared to the same periods in 2019. The decrease was mainly due to the decline of software amortization because subscription costs are now charged to administrative and marketing expenses.

Impairment of Lease Assets
As a strategic cost initiative, in 2020 we have accelerated reviews of our leased office spaces across our real estate portfolio to reshape and optimize our occupancy cost structures over the next three years. As a result of this initiative, we recorded a non-cash net impairment charge of $0.2 million in Q3 2020 and $11.9 million year to date, for lease assets related to the change in use of certain floors in the head office lease and the consolidation of offices in Australia. Prior to the adoption of IFRS 16, these adjustments were described as lease exit liability charges.

Net Interest Expense
Net interest expense decreased $5.7 million in Q3 2020 and decreased $13.1 million year to date in 2020 compared to the same periods in 2019. These decreases were driven by lower drawings on our revolving credit facility and lower interest rates. The amendment of our credit facilities in 2019 reduced interest rate spreads on certain components of our facilities and the lowering of interest rates by the Bank of Canada in response to COVID-19 also contributed to the decrease in interest rates.

Other (Income) Expenses
Improvements in the equity security markets resulted in an unrealized gain of $2.5 million in Q3 2020 compared to $1.4 million in Q3 2019, on our equity securities in our investments held for self-insured liabilities. Our year-to-date results included an unrealized loss of $4.5 million, compared to an unrealized gain of $7.0 million in 2019. The unrealized gains and losses are non-cash adjustments and represent the fair value fluctuations in the equity markets.

Management’s Discussion and Analysis September 30, 2020	M-14	Stantec Inc.

Income Taxes
Our effective income tax rate was 29.1% in Q3 2020 and 30.1% year-to-date, compared to a normalized 28.6% in 2019. Our year-to-date income tax expenses included a $2.6 million tax expense associated with reorganization efforts to integrate Peter Brett Associates into our UK group and $2.3 million in withholding tax associated with certain intercompany distributions, partly offset by a tax recovery of $2.3 million primarily related to the remeasurement of deferred tax assets and liabilities and other discrete items.

Without these impacts, our normalized effective tax rate would have been 28.9% in Q3 2020 and 28.8% year-to-date.
Discussion of Discontinued Operations
In 2018, we completed the sale of our Construction Services operations and the results of our Construction Services operations are reported as discontinued operations in our consolidated financial statements as prescribed by IFRS 5.

In the fourth quarter of 2019, we entered into settlement agreements to release Stantec of its obligations from the ongoing waste-to-energy project. The terms and conditions to the settlement agreements were satisfied in the first quarter of 2020 and resulted in lower settlement costs than our initial expectations and higher distributions from the wind down of the joint venture. As such, we recognized a recovery on a provision for expected project losses and accrued liabilities and distributions from our joint venture of $10.8 million.
Summary of Quarterly Results
The following table presents selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes.

Quarterly Unaudited Financial Information
Results for periods prior to Q1 19 have not been restated for the adoption of IFRS 16.

	2020			2019			2018
(In millions of Canadian dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Gross revenue	1,177.9	1,205.6	1,220.5	1,210.2	1,241.5	1,224.1	1,151.5	1,083.9
Net revenue	916.5	951.1	955.2	901.0	952.6	953.6	904.1	835.6
Net income from continuing operations	62.1	52.6	29.5	42.4	57.8	49.3	44.9	21.2
Net income (loss) from discontinued operations, net of tax	—	—	10.2	—	—	—	—	(32.2)
Net income (loss)	62.1	52.6	39.7	42.4	57.8	49.3	44.9	(11.0)
Basic earnings (loss) per share
Continuing operations	0.55	0.47	0.27	0.38	0.52	0.44	0.40	0.19
Discontinued operations	—	—	0.09	—	—	—	—	(0.29)
Total basic and diluted earnings (loss) per share	0.55	0.47	0.36	0.38	0.52	0.44	0.40	(0.10)
Diluted earnings (loss) per share
Continuing operations	0.55	0.47	0.26	0.38	0.52	0.44	0.40	0.19
Discontinued operations	—	—	0.09	—	—	—	—	(0.29)
Total diluted earnings (loss) per share	0.55	0.47	0.35	0.38	0.52	0.44	0.40	(0.10)
Continuing operations
Adjusted net income (note)	69.9	57.7	54.3	52.3	66.3	56.1	50.3	45.5
Adjusted diluted EPS (note)	0.62	0.52	0.49	0.47	0.59	0.50	0.45	0.40
Adjusted net income and adjusted EPS are non-IFRS measures and are further discussed in the Definitions section of the 2019 Annual Report and this MD&A.
Quarterly EPS and adjusted EPS are not additive and may not equal the annual EPS reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted EPS and adjusted EPS are also affected by the change in the market price of our shares since we do not include in dilution options when the exercise price of the option is not in the money.

Management’s Discussion and Analysis September 30, 2020	M-15	Stantec Inc.

The table below compares quarters, summarizing the impact of acquisitions, organic growth, and foreign exchange on net revenue:

	Q3 2020	Q2 2020	Q1 2020	Q4 2019
	vs.	vs.	vs.	vs.
(In millions of Canadian dollars)	Q3 2019	Q2 2019	Q1 2019	Q4 2018
(Decrease) increase in net revenue due to
Organic (retraction) growth	(45.2)	(19.9)	38.4	44.6
Acquisition growth	—	—	12.3	23.8
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	9.1	17.4	0.4	(3.0)
Total net (decrease) increase in net revenue	(36.1)	(2.5)	51.1	65.4
Construction Services operations are presented as discontinued operations. This table has been updated to include only continuing operation results.

We experience variability in our results of operations from quarter to quarter due to the nature of the industries and geographic locations we operate in. Typically, in the first and fourth quarters, we see slowdowns related to winter weather conditions and holiday schedules. The net decrease in net revenue from Q3 2020 compared to Q3 2019 primarily reflects the impact of the pandemic. (See additional information on the operating results for each of the three quarters of 2019 in our MD&A for each respective quarter.)

Management’s Discussion and Analysis September 30, 2020	M-16	Stantec Inc.

Statements of Financial Position
The following table highlights the major changes to assets, liabilities, and equity since December 31, 2019:

(In millions of Canadian dollars)	Sep 30, 2020	Dec 31, 2019

Total current assets	1,603.1	1,580.1
Property and equipment	269.0	286.5
Lease assets	500.2	558.5
Goodwill	1,685.9	1,651.8
Intangible assets	183.1	219.6
Net employee defined benefit asset	37.3	26.0
Investments in joint ventures and associates	9.7	8.8
Deferred tax assets	31.4	31.9
Other assets	184.7	198.3
Total assets	4,504.4	4,561.5

Current portion of long-term debt	40.9	46.9
Current portion of provisions	22.6	23.9
Current portion of lease liabilities	105.3	99.9
All other current liabilities	828.7	835.6

Total current liabilities	997.5	1,006.3
Lease liabilities	533.7	589.0
Income taxes payable	10.7	11.6
Long-term debt	605.2	814.0
Provisions	110.2	89.1
Net employee defined benefit liability	76.3	85.2
Deferred tax liability	79.3	73.2
Other liabilities	38.7	16.0
Equity	2,051.6	1,875.5
Non-controlling interests	1.2	1.6
Total liabilities and equity	4,504.4	4,561.5

Refer to the Liquidity and Capital Resources section of this MD&A for an explanation of the changes in current assets, current liabilities, and shareholders’ equity.

The carrying amounts of assets and liabilities for our US subsidiaries on our consolidated statements of financial position increased due to the weakening Canadian dollar—from US$0.77 at December 31, 2019, to US$0.75 at September 30, 2020. Other factors that impacted our long-term assets and liabilities are indicated below.

Property and equipment decreased mainly because of depreciation expense and disposals, partly offset by office equipment and leasehold improvements additions. Lease assets decreased as a result of year-to-date depreciation and non-cash impairment charges of $11.9 million related to the head office lease and office consolidation in Perth, Australia, partly offset with new lease additions. Intangible assets decreased primarily from amortization expense. The total current and long-term portions of other assets increased primarily as a result of increases in investments held for self-insured liabilities, partly offset by decreases in holdbacks on long-term contracts.

Total current and long-term portions of long-term debt decreased $214.8 million due primarily to a decrease of $172.0 million on the revolving credit facility, as a result of repayments made, a decrease of $31.3 million in notes payable for repayments made on previous acquisitions and a decrease of $12.0 million in software financing obligations. Total

Management’s Discussion and Analysis September 30, 2020	M-17	Stantec Inc.

current and long-term portions of lease liabilities decreased $49.9 million due to lease payments made partly offset by additions and interest accretion.

Other long-term liabilities increased primarily from $14.4 million in US payroll tax deferrals as part of a COVID-relief efforts, as well as the fair value movements on our long-term debt interest rate swap. Provisions increased as a result of changes in the discount rate used on our self-insured liabilities and higher claim charges, partly offset by recoveries recognized from the finalization of settlement agreements on the waste-to-energy projects completed in Q1 2020. Net employee defined benefit liability decreased $8.9 million, and net employee defined benefit asset increased $11.3 million for a combined net decrease of $20.2 million. The decrease was primarily due to contributions of $16.3 million made and a remeasurement adjustment through other comprehensive income of $5.8 million on our defined benefit obligations and planned assets in Q1 2020.
Liquidity and Capital Resources
We are able to meet our liquidity needs through various sources, including cash generated from operations, long-and short-term borrowings from our $800 million revolving credit facility (with access to an additional $600 million subject to approval and under the same terms and conditions), our $310 million senior term loan, and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; repurchase shares; and pay dividend distributions to shareholders.

At this time, we have not experienced significant impacts on the timing of our cash receipts as a result of the COVID-19 pandemic. We expect our internally generated cash flows, supplemented by borrowings if necessary, will be sufficient to cover normal operating and capital expenditures. We believe that the design of our business model reduces the impact of changing market conditions on operating cash flows. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.
Working Capital
The following table summarizes working capital information at September 30, 2020, compared to December 31, 2019:

(In millions of Canadian dollars, except ratios)	Sep 30, 2020	Dec 31, 2019

Current assets	1,603.1	1,580.1
Current liabilities	997.5	1,006.3
Working capital (note)	605.6	573.8
Current ratio (note)	1.61	1.57
Note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both non-IFRS measures are further described in the Definitions section of the 2019 Annual Report and this MD&A.

The carrying amounts of assets and liabilities for our US subsidiaries on our consolidated statements of financial position increased due to the weakening Canadian dollar.

Current assets increased primarily because other current assets increased $19.7 million (explained in the Statement of Financial Position section of this MD&A) and income taxes recoverable increased $19.5 million, primarily due to the acceleration of the depreciable life of leasehold improvements for tax purposes as a result of a COVID-19 related change in United States tax legislation. These increases were partly offset by a collective net decrease of $15.9 million in trade and other receivables, unbilled receivables, and contract assets.
•Our DSO, defined in the Definitions section of our 2019 Annual Report, was 82 days September 30, 2020, a 3 day increase since December 31, 2019. Our DSO at December 31, 2019, benefited from the receipt of certain milestone-based payments.

Management’s Discussion and Analysis September 30, 2020	M-18	Stantec Inc.

•The aging of trade receivables increased slightly in the over-90-day aging category by 1.7% as a percentage of total trade receivable. Collection efforts have remained consistent despite the impacts of COVID-19.
Current liabilities decreased primarily because of a decrease of $12.4 million in deferred revenue due to the timing of billings and project mix and a decrease in trade and other payables of $8.9 million, mainly attributable to the timing of payments to suppliers. These decreases were partly offset by an increase in bank indebtedness of $12.4 million.
Cash Flows
Our cash flows from and used in operating, investing, and financing activities are reflected in the consolidated statements of cash flows and are summarized below:

	Quarter Ended Sep 30,
	Continuing Operations			Discontinued Operations			Total
(In millions of Canadian dollars)	2020	2019	Change	2020	2019	Change	2020	2019	Change
Cash flows from (used in) operating activities	163.8	139.0	24.8	(0.2)	(1.4)	1.2	163.6	137.6	26.0
Cash flows used in investing activities	(12.8)	(15.1)	2.3	—	—	—	(12.8)	(15.1)	2.3
Cash flows used in financing activities	(215.4)	(69.5)	(145.9)	—	—	—	(215.4)	(69.5)	(145.9)

	Three Quarters Ended Sep 30,
	Continuing Operations			Discontinued Operations			Total
(In millions of Canadian dollars)	2020	2019	Change	2020	2019	Change	2020	2019	Change
Cash flows from (used in) operating activities	369.9	212.8	157.1	1.3	(5.0)	6.3	371.2	207.8	163.4
Cash flows used in investing activities	(44.6)	(131.9)	87.3	—	—	—	(44.6)	(131.9)	87.3
Cash flows used in financing activities	(340.0)	(90.3)	(249.7)	—	—	—	(340.0)	(90.3)	(249.7)

Cash Flows Used in Operating Activities
Operating cash flows are impacted by the timing of acquisitions, particularly the timing of payments for acquired trade and other payables, which includes short-term employee incentive awards.

Operating cash flows from continuing operations were $369.9 million year-to-date, which increased $157.1 million compared to 2019. The increase in cash inflow was driven by an increase in cash receipts from clients and a decrease in cash paid to suppliers, partly due to the deferral of $27.0 million in other tax payments, as a result of various pandemic relief programs. These cash inflows were partly offset by increases in cash paid to employees and income taxes paid. Higher cash paid to employees is due primarily to acquisition growth and the payment of annual employee short-term incentive awards. Increases to income taxes paid were due primarily to higher income tax installments paid and final tax payments of approximately $18 million on filing of our 2019 tax returns.

Cash Flows Used in Investing Activities
Cash flows used in investing activities were $44.6 million year-to-date, a $87.3 million decrease compared to 2019. This was due primarily to the acquisition of Wood & Grieve Engineers in the first quarter of 2019 for net cash consideration of $77.1 million. As well, purchases of property and equipment and software decreased $28.0 million in 2020 compared to 2019 largely because non-essential capital spending has been paused due to the pandemic. The decreases in cash flows used were partly offset by an increase in cash used for the purchase of investments held for self-insured liabilities.

Cash Flows Used in Financing Activities
Cash flows used in financing activities were $340.0 million year-to-date, a $249.7 million increase compared to 2019. Consistent collection and cash management efforts resulted in a year over year net reduction of $240.7 million on drawings to our revolving credit facility. As well, increases to cash flows used included lower proceeds from lease inducements of $39.2 million, higher lease obligation payments of $13.5 million, and higher share repurchases of $9.3 million. These were partly offset by an increase in proceeds of $50.7 million from stock options exercised.

Management’s Discussion and Analysis September 30, 2020	M-19	Stantec Inc.

Capital Management
Our objective in managing our capital is to provide sufficient capacity to cover normal operating and capital expenditures and to have flexibility for financing future growth. We focus our capital allocations on increasing shareholder value through funding accretive acquisitions in pursuit of our growth strategy while maintaining a strong balance sheet, repurchasing shares opportunistically, and managing dividend increases to our target payout ratio in a sustainable manner.

We manage our capital structure according to our internal guideline of maintaining a net debt to adjusted EBITDA (trailing twelve months) ratio of less than 2.0 to 1.0. At September 30, 2020, our net debt to adjusted EBITDA ratio was 0.8x, falling within our stated internal guideline and consistent with our overall approach to capital allocation. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

(In millions of Canadian dollars, except ratios)	Sep 30, 2020	Dec 31, 2019

Current and non-current portion of long-term debt	646.1	860.9
Less: cash and deposits	(228.4)	(223.5)
Bank indebtedness	31.9	19.5
Net debt	449.6	656.9
Shareholders' equity	2,051.6	1,875.5
Total Capital Managed	2,501.2	2,532.4
Trailing twelve months adjusted EBITDA from continuing operations	583.3	574.4
Net debt to adjusted EBITDA ratio	0.8	1.1
See the Definitions section of the 2019 Annual Report and this MD&A for our discussion of non-IFRS measures used.

We have syndicated senior credit facilities consisting of a senior revolving credit facility of a maximum of $800 million, a $310 million term loan in two tranches, and access to additional funds of $600 million. We are required to comply with certain covenants as part of our credit facility. The key financial covenants include but are not limited to a leverage ratio and an interest coverage ratio (as defined by our Credit Facilities Agreement and in the Definition section of our 2019 Annual Report).

At September 30, 2020, $483.0 million was available in our revolving credit facility for future activities, and we were in compliance with the covenants related to our credit facilities as at and throughout the period ended September 30, 2020 (refer to Subsequent Events Discussion section of this MD&A).
Shareholders’ Equity
Shareholders’ equity increased $176.1 million from December 31, 2019. The increase in shareholders’ equity was mainly due to net income of $154.4 million earned in the first three quarters of 2020, $55.1 million for share options exercised for cash, year-to-date comprehensive income of $45.3 million related to the exchange difference on translation of our foreign subsidiaries, and a remeasurement gain of $5.8 million on our net employee defined benefit liability. These increases were partly offset by $51.8 million in dividends declared and $31.4 million in shares repurchased under our normal course issuer bid (NCIB).

Our NCIB on the TSX was renewed on November 8, 2019, enabling us to repurchase up to 5,559,313 of our common shares during the period November 14, 2019, to November 13, 2020. We also have an Automatic Share Purchase Plan with a broker that allows the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods within certain pre-established parameters.

We believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, the repurchase of outstanding common shares are an appropriate use of available Company funds. We repurchased 846,171 common shares for an aggregated price of

Management’s Discussion and Analysis September 30, 2020	M-20	Stantec Inc.

$31.4 million during the first three quarters of 2020, compared to the repurchase of 806,118 common shares for an aggregated price of $24.1 million during the first three quarters of 2019.
Other
Outstanding Share Data
At September 30, 2020, 112,100,709 common shares and 2,237,423 share options were outstanding. From October 1, 2020, to November 4, 2020, 3,782 share options were exercised, and 3,913 share options were forfeited. At November 4, 2020, 112,104,491 common shares and 2,229,728 share options were outstanding.
Contractual Obligations
The nature and extent of our contractual obligations did not change materially from those described in the contractual obligations section of our 2019 Annual Report (incorporated here by reference). Management believes sufficient liquidity is available to meet our contractual obligations as at September 30, 2020.
Off-Balance Sheet Arrangements
Effective January 1, 2020, we entered into an additional separate letter of credit facility outside of our revolving credit facility that provides letters of credit up to $100.0 million. As at September 30, 2020, we had off-balance sheet financial arrangements relating to letters of credit under our revolving credit facility of $9.1 million and $69.4 million in aggregate letters of credit outside of our revolving credit facility. The letters of credit expire at various dates before October 2021, except for $13.0 million that have open-ended terms. At September 30, 2020, bonds issued under our surety facilities included $202.2 million in bonds for Construction Services expiring at various dates before December 2021. Although we remain obligated for these instruments, the purchaser of the Construction Services business has indemnified us for any obligations that may arise from these bonds. We also had $12.6 million in bonds for Consulting Services expiring at various dates before September 2026. These arrangements were issued in the normal course of operations. Refer to Note 22 in our 2019 audited consolidated financial statements, incorporated by reference, for a discussion of our outstanding contingencies and guarantees. The nature and extent of our off-balance sheet arrangements did not change materially from those described in our 2019 Annual Report.
Financial Instruments and Market Risk
At September 30, 2020, the nature and extent of our use of financial instruments did not change materially from those described in the Financial Instruments and Market Risk section of our 2019 Annual Report (incorporated here by reference). We continue to hold an interest rate swap to manage the fluctuation in floating interest rates on Tranche C of our term loan. The agreement matures on June 27, 2023 and has the effect of converting the variable interest rate associated with $160 million of our term loan into a fixed interest rate of 2.295% plus an applicable basis points spread.

During the quarter, we entered into a foreign currency forward contract to purchase USD$75.0 million for CAD$99.8 million equivalent on the trade date. The contract was entered to mitigate the risk of foreign currency fluctuations. The fair value of this contract, estimated using market rates as at September 30, 2020, is an unrealized gain of $0.5 million and was recorded in foreign exchange loss (gain) and in the statement of financial position within trade and other receivables.

At this time, there remains a significant degree of uncertainty regarding the impact that the outbreak of COVID-19 will have on credit and price risk. Management does not anticipate a significant increase in credit risk exposure but will continue to monitor the situation as it evolves.

Management’s Discussion and Analysis September 30, 2020	M-21	Stantec Inc.

Credit risk
Our credit risk is highly diversified across clients, industries and geographies and our customers are primarily public sector entities and high-quality private clients. In light of the COVID-19 pandemic, we may negotiate some payment extensions with both our vendors and clients. At this time, we have not made significant extensions to our clients and we do not expect the extensions will result in increased credit risk because of our strong and diverse client base.
We continue to limit our exposure to credit risk by placing our cash and cash equivalents in short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds, equities, and term deposits. We mitigate risk associated with these bonds, equities, and term deposits through the overall quality and mix of our investment portfolio.

Price risk
We are subject to market price risk to the extent that our investments held for self-insured liabilities contain equity funds. This risk is mitigated because the portfolio of equity funds is monitored regularly and is appropriately diversified.

Foreign exchange risk
We are subject to foreign exchange risk because a significant portion of our revenue and expenses is in foreign currencies, primarily US dollars and GBP. Therefore, we are exposed to fluctuations in exchange rates to the extent that a strengthening Canadian dollar environment will result in a negative impact and a weakening Canadian dollar environment will result in positive impact on our income from operations.

Foreign exchange fluctuations may also arise on the translation of the balance sheet where the functional currency of our foreign subsidiaries is different from the Canadian dollar. Exchange effects are not hedged and are recorded in other comprehensive income (loss). We recorded exchange gains on translation of foreign operations of $45.3 million year-to-date through other comprehensive income (loss), of which $34.0 million related to goodwill and $3.9 million related to intangible assets.

Foreign exchange gains or losses arise from the translation of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities and long-term debt) held in our Canadian operations and foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering in forward foreign currency contracts.
Related-Party Transactions
Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 20 of our unaudited interim consolidated financial statements for the quarter ended September 30, 2020, and notes 15, 22, and 34 of our audited consolidated financial statements for the year ended December 31, 2019 (included in our 2019 Annual Report and incorporated here by reference). At September 30, 2020, the nature and extent of these transactions were not materially different from those disclosed in the 2019 Annual Report.

Management’s Discussion and Analysis September 30, 2020	M-22	Stantec Inc.

Critical Accounting Estimates, Developments, and Measures
Critical Accounting Estimates
The preparation of consolidated financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results.

In response to the change in use of lease assets and the impact of the COVID-19 pandemic, adjustments to our estimates and assumptions were made to our lease assets, provision for self-insured liabilities, and our defined benefit obligations and plan assets were remeasured. We will continue to monitor for changes to our critical accounting estimates, as described in our 2019 Annual Report in the Critical Accounting Estimates, Developments, and Measures section and in note 5 of our December 31, 2019, audited consolidated financial statements (incorporated here by reference).
Definition of Non-IFRS Measures
This MD&A includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are working capital, current ratio, EBITDA, net debt to adjusted EBITDA, return on invested capital (ROIC), days sales outstanding (DSO), leverage ratio, interest coverage ratio, adjusted EBITDA, adjusted net income, and adjusted earnings per share (EPS). These non-IFRS measures may not be comparable to similar measures presented by other companies.

For the three quarters ended September 30, 2020, there has been no significant change in our description of non-IFRS measures from that included in our 2019 Annual Report in the Critical Accounting Estimates, Developments, and Measures section (incorporated here by reference) except for the following:

•Amending the definition of our adjusted measures to include an add-back of COVID-related expenses.

A reconciliation of non-IFRS measures to their closest respective IFRS measures is provided on M-5 of this MD&A.
Recent Accounting Pronouncements
Certain amendments disclosed in note 6 of our 2019 audited consolidated financial statements (incorporated by reference) had an effective date of January 1, 2020, but did not have an impact on the consolidated financial statements or accounting policies in Q3 2020.

In May 2020, the International Accounting Standards Board issued COVID-19-Related Rent Concessions (Amendments to IFRS 16). The amendments provide temporary relief to lessees in determining whether COVID-19 related rent concessions are lease modifications. The amendments are effective for annual periods beginning on or after June 1, 2020, with earlier application permitted. We early adopted these amendments in the second quarter of 2020. As a result of the amendments, we accounted for all COVID-19 related rent concessions for payments originally due on or before June 30, 2021, as if they were not lease modifications. The amendments did not have a material impact on the financial position or performance of the business.
Future Adoptions
Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 3 of our unaudited interim consolidated financial statements for the quarter ended September 30, 2020, and note 6 of our 2019 audited consolidated financial statements (incorporated here by reference).

Management’s Discussion and Analysis September 30, 2020	M-23	Stantec Inc.

Controls and Procedures
Evaluation of Disclosure Controls and Procedures.
Our CEO and CFO evaluated our disclosure controls and procedures (defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e)) as of the end of the period covered by this quarterly report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Controls over Financial Reporting.
There has been no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a–15 or 15d–15 under the Securities Exchange Act of 1934 that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors
For the three quarters ended September 30, 2020, there has been no significant change in our risk factors from those described in our 2019 Annual Report (incorporated here by reference), except for the following:

The COVID-19 pandemic may negatively impact our ability to execute our strategy, operate our business or maintain our financial performance.

Throughout Q3 2020, many countries we operate in were coming out of COVID-19-related lockdown and non-essential businesses that had previously been directed to close under a public health emergency are reopening. As a result, our offices have started a phased remobilization, however the majority of our staff are still working remotely. Additionally, we continue to experience some project deferrals and construction restrictions in certain jurisdictions. The impacts of this crisis to the global economy and our business continue to evolve. Stantec continues to adapt to sustain our business during these uncertain times.

In the initial weeks following the declaration of COVID-19 as a global pandemic by the World Health Organization, our Pandemic Response Committee focused on implementing travel and work restrictions and adjusted field work activities to keep our employees safe. We successfully transitioned most of our employees to work remotely in order to continue to support our clients. In many of the countries we operate in, governments have announced several economic measures to help businesses and workers cope with the impacts of the COVID-19 pandemic. We are participating in government-granted wage subsidy programs and various tax payment deferral programs, and continue to pursue available measures at the federal, provincial, state, and municipal levels to help ease the burden and associated costs of the COVID-19 pandemic. Given the fluid nature of these programs, we are continuously monitoring developments and intend to avail ourselves of all tools that are available to improve our financial position and the well-being of our people.

While we are not immune to the impacts of the pandemic, our industry has been less affected than others. The majority of the work we do has been deemed “essential” and is continuing. Diversification is central to our business model, and as such, our revenues are not highly concentrated within any geography, business, or client base. We are prudently managing our costs and safeguarding the strength of our balance sheet to support the resiliency of our business.

Management’s Discussion and Analysis September 30, 2020	M-24	Stantec Inc.

Subsequent Events
Teshmont Consultants LP (Teshmont)
On October 1, 2020, we acquired certain assets and liabilities of Teshmont for cash consideration and notes payable. Teshmont is a 63-person electrical engineering consulting company specializing in high voltage power transmission and distribution engineering, based in Winnipeg, Manitoba. This addition further strengthens our Energy & Resources operations in North America.

Private placement offering of senior unsecured notes
On October 8, 2020, we closed the private placement offering of $300 million senior unsecured notes (Notes) due on October 8, 2027, bearing interest at a rate of 2.048% per annum, and priced at par. The Notes rank pari passu with existing and future senior unsecured indebtedness and senior in right of payment to any future subordinated indebtedness. We used the net proceeds of the Offering to repay a portion of existing indebtedness on our revolving credit facility.

Dividends
On November 4, 2020, our Board of Directors declared a dividend of $0.155 per share, payable on January 15, 2021, to shareholders of record on December 31, 2020.
Caution Regarding Forward-Looking Statements
Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlooks or future-oriented financial information. Any financial outlook or future-oriented financial information in this Management’s Discussion and Analysis has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2020 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this report. Forward-looking statements in this report include but are not limited to the following:
•Our aim to achieve our goals as set out in the Business Model and Strategy section of the 2019 Annual Report;
•Our expectations in the Critical Accounting Estimates section;
•Our expectations, based on our diversified business across geographies and sectors and client mix, balance sheet strength, and the commitment of our talented workforce, that we have ability to withstand the challenges caused by the COVID-19 pandemic;
•Our assumption of a continued gradual global recovery from the COVID-19 pandemic;
•Our expectations in the Outlook section regarding net revenue, namely:
◦Nominal net revenue retraction continuing in the fourth quarter as compared to the same period in 2019 and net revenue being comparable, although slightly below, to 2019;
◦Net revenue reduction in the US for Q4 2020 relative to Q3 2020, due to the effect of project slowdowns combined with typical downturn in activity related to the onset of colder weather and seasonal holidays;

Management’s Discussion and Analysis September 30, 2020	M-25	Stantec Inc.

◦2020 US net revenues being comparable to, although slightly below, 2019 in native currency, with the benefit of foreign exchange providing some uplift;
◦Canada Q4 2020 revenues retracting relative to Q3 2020, due to the effect of typical seasonal downturn in activity and seasonal holidays;
◦2020 revenue retraction being more pronounced in Canada than in our other geographies in comparison to 2019;
◦Q4 2020 net revenues in our Global business to be down slightly relative to Q3 2020, due to our UK buildings practice being more impacted by pandemic related headwinds;
◦The strength of our Water business in the UK and Australia and our Transportation sector in New Zealand largely offsetting the impact of project slowdowns caused by disruption in the private sector for our other businesses, resulting in 2020 revenues in Global being comparable, although slightly below, to 2019; and
•Our expectation that our 2020 net revenues, adjusted net income, and adjusted diluted EPS will be comparable to 2019;
•Our expectation that compression of our gross margin will continue through 2020 due to disruptions in our operations and in that of our clients’ operations;
•Our expectation that we will generate 55% of our adjusted earnings in the second and third quarters of the calendar year and 45% in the first and fourth quarters;
•Our expectation that we will remain at or below the low end of our internal leverage range of 1.0x-2.0x through 2020;
•Our expectation that organic net revenue growth in 2021 will be in the low to mid-single digits;
•Our expectation that our Canadian and Global businesses will generate mid-single digit growth, with stimulus funds beginning in these geographies to catalyze the respective economies;
•Our forecast for US growth being more muted, based on the assumption that economic recovery will be slower than other geographies;
•Our targets and expectations for 2021, including, among others, that gross margin in 2021 will be in the range of 52% to 53.5%, administrative and marketing costs will be in the range of 37% to 39%, adjusted EBITDA in 2021 will be in range of 14.5% to 15.5% and that adjusted net income will benefit from lower interest expense and depreciation and amortization, driving to a target of 6% or greater of net revenue;
•Our expectations regarding our sources of cash and our ability to meet our normal operating and capital expenditures in the Capital Management and Liquidity and Capital Resources section, based in part on the design of our business model;
•Our ability to limit credit risk and our expectations that the COVID-19 pandemic will not adversely affect such ability;
•Our expectation that our offices will continue to reopen, and remain open, in the coming months; and
•Our expectations of minimal disruption to our operational efficiency and effectiveness and a slight decrease of cost management utilization related to office re-entry.
These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-

Management’s Discussion and Analysis September 30, 2020	M-26	Stantec Inc.

looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the quarter ended September 30, 2020, other than the risk factor related to COVID-19 described above, there has been no significant change in our risk factors from those described in our 2019 Annual Report (incorporated here by reference).

Assumptions

In determining our forward-looking statements, we consider material factors, including assumptions about the performance of the Canadian, US, and various international economies and their effect on our business.

Assumptions supporting revised 2020 outlook and guidance:

In our 2019 Annual Report, we included assumptions supporting our annual targets and outlook for 2020. As a result of the uncertainty caused by the COVID-19 pandemic, on May 6, 2020, we withdrew our 2020 guidance (previously provided on M-10 in our 2019 Annual Report), in its entirety, and our assumptions (previously provided on M-42 in our 2019 Annual Report) supporting our 2020 guidance. Our revised outlook contained in this report are based on, among other things, the assumption that our key geographies do not experience a severe worsening of the pandemic during the remainder of 2020. The material factors and assumptions used to support our revised outlook included on M-6 are set forth below:

•Management assumed an average value for the Canadian dollar of $0.76 USD and £0.58 GBP for Q4 2020.
•In Canada, the overnight interest rate target is currently at 0.25%. Management assumed that the average interest rates will remain consistent for the remainder of 2020.
•Our effective income tax rate, without discrete transactions, is approximately 29% and was considered based on the tax rates in place as of September 30, 2020, for the countries we operate in.
•The Canadian unemployment rate—10.1% in Q3 2020 is expected to improve to 8.5% in Q4 2020. In the United States, the unemployment rate—9.0% in Q3 2020, has improved since the early stages of the COVID crisis and is expected to improve to 7.5% in Q4 2020.
•In the United States, the expected annual rate of total housing starts is expected to remain flat in Q4 2020 compared to Q3 2020. In Canada, the number of total housing starts is expected to decline 15% from Q3 2020. The decline is partially due to seasonality.
•The Architecture Billings Index (ABI) from the American Institute of Architects was 47 at the end of September indicating an ongoing decline in architecture firm billings. However, this is an improvement over the steep declines realized during the initial COVID-19 wave.
•Prices for precious metals, other metals, minerals, and crude oil have been volatile during the COVID crisis. We expect this volatility to remain as long as the COVID crisis continues.
•Management expects to support our targeted level of growth using a combination of cash flows from operations and borrowings.

Management’s Discussion and Analysis September 30, 2020	M-27	Stantec Inc.

Assumptions supporting 2021 outlook and guidance:

The material factors and assumptions used to support our 2021 outlook included on M-8 are set forth below:

•Management is assuming the Canadian dollar will remain aligned with the rates forecasted for our major geographies for Q4 2020 ($0.76 USD and £0.58 GBP). This forecast represents a strengthening of the Canadian dollar versus the US dollar and a weakening versus the British pound for the full year of 2021.
•In Canada, the overnight interest rate target is currently at 0.25%. Management assumed that the average interest rates will remain consistent in 2021. However, much of our interest rate exposure has been mitigated through the recent private placement offering.
•Our effective income tax rate, without discrete transactions, is expected to be approximately 27% to 28% and was considered based on the tax rates in place as of September 30, 2020, as well as our mix of expected earnings for the countries we operate in.
•The Canadian unemployment rate—forecasted at 9.5% for 2020— is expected to improve to 7.6% in 2021 due to a continued recovery from pandemic related closures. In the United States, the gradual improvement realized in Q3 2020, is expected to improve to 8.3% in 2021.
•In the United States, the expected seasonally adjusted annual rate of total housing starts for 2021 is 1.32 million, up from 1.29 million in 2020, a 2% annual increase. In Canada, the number of total housing starts is expected to decline 18% in 2021 compared to 2020.
•The American Institute of Architects expects architectural billings to decline 5.5% in 2021. Declines in commercial and industrial specializations are expected to be partially offset by a continuing residential recovery.
•Prices for precious metals, other metals, minerals, and crude oil have been volatile during the COVID crisis. However, the World Bank expects gradual price increases in metals and oil in 2021 with less volatility than 2020.
•Management expects to support our targeted level of growth using a combination of cash flows from operations and borrowings.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of November 4, 2020, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2020 and 2021, it is our current practice to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis September 30, 2020	M-28	Stantec Inc.